  EXHIBIT 99.1

NextSource Materials Announces Solar and Battery Hybrid

Power Plant Construction and Site Works Update

NEWS RELEASE – TORONTO, May 24, 2022

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to provide a site works update and to announce that a Madagascar subsidiary of CrossBoundary Energy (“CBE”) has commenced the construction process for the solar and battery hybrid power plant for Phase 1 of the Molo Graphite Mine in Madagascar after the Company executed a definitive energy services agreement with CrossBoundary Energy’s (“CBE”) Madagascar subsidiary.

Molo Mine Construction Update

Earthworks and civil construction at the mine site are progressing according to schedule and will be ready for the arrival of the processing plant and auxiliary buildings in June 2022. Completion of construction and plant commissioning is expected in Q3 2022, followed by a ramp up period of up to three months to achieve nameplate capacity.

Due to increases in global logistics costs the Company has increased the construction budget for Phase 1 of the Molo Graphite Mine by approximately $3.0 million. The Phase 1 capital cost budget is now $24.0 million plus an additional $3.0 million for working capital.

Construction of Solar and Battery Hybrid Power Plant

As announced on November 23, 2021, CBE was selected to build, own, and operate a solar, battery and thermal hybrid energy power plant (“Hybrid Plant”) over a 20-year term. The Hybrid Plant will consist of a 2.6MW solar PV facility, a 1MWh battery energy storage system (“BESS”) and a 3.1MW thermal facility (diesel generators). The Hybrid Plant will be located adjacent to the Molo mine site and will provide up to 33% of the mine’s total Phase 1 electricity needs from renewable solar energy, with the remainder coming from thermal generators.

Construction of the Hybrid Plant has begun and all required licenses to initiate construction of the solar facility have been obtained. The thermal facility, solar facility and BESS are all expected to be installed and operational prior to initiating commissioning of the Molo processing plant in Q3 2022.

President and CEO, Craig Scherba commented,

“The solar facility and battery energy storage system is integral to our commitment to minimize our carbon emissions and build a sustainable mine. Over the life of the project, we will aim to further reduce our reliance on fossil fuels with the added benefit of lower costs and therefore better project economics.”

During peak daylight hours, the solar facility and BESS will be capable of supplying up to 100% of the plant’s power requirements. The thermal facility will be used in combination to provide uninterrupted power supply and always ensure 100% power availability to the mine.

NextSource and CBE are committed to optimizing the solar component throughout the contract to increase the percentage of renewable energy available to the mine.

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About NextSource Materials Inc.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in Q3, 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF”.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others, timing of on-site construction including completion of the civil and earthworks, timing of the delivery of the processing plant and installation thereof, delivery and installation of the auxiliary buildings and structures, delivery and construction of the Solar Battery System, shipping of all plant infrastructure to site, all re-assembly and commissioning of the Molo Project, initiation of a Feasibility Study and timing of its completion, production capacity, NPV, IRR and life of mine of the Molo mine, timing of the FEED Study and Feasibility Study, as well as the Company’s intent on becoming a fully integrated global supplier of critical battery and technology materials. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

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